SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Nano Labs Ltd

(Name of Issuer)

Class A ordinary shares, par value US$0.0002 per share

Class B ordinary shares, par value US$0.0002 per share

(Title of Class of Securities)

G6391Y110

(CUSIP Number)

Qifeng Sun

Tricor Equity Trustee Limited as Trustee of Forestman Trust

Forestman Trust

Star Spectrum Capital Ltd

c/o China Yuangu Hangang Technology Building

509 Qianjiang Road, Shangcheng District,

Hangzhou, Zhejiang, 310000

People’s Republic of China

(86) 0571-8665 6957

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6391Y110

1.	Names of Reporting Persons. Qifeng Sun
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,904,762 Class A Ordinary Shares(1) 11,590,167 Class B Ordinary Shares(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,904,762 Class A Ordinary Shares(1) 11,590,167 Class B Ordinary Shares(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,904,762 Class A Ordinary Shares(1) 11,590,167 Class B Ordinary Shares(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%(3) (representing 36.9%(2)(3) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) IN

(1)	Representing 11,904,762 Class A Ordinary Shares directly held by Star Spectrum Capital Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Forestman Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited, in which Mr. Qifeng Sun is a settlor and investment manager.

(2)	Representing 11,590,167 Class B Ordinary Shares directly held by Star Spectrum Capital Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Forestman Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited, in which Mr. Qifeng Sun is a settlor and investment manager. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 15 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(3)	Based on 102,778,819 outstanding Ordinary Shares as a single class, being the sum of 74,189,741 Class A Ordinary Shares and 28,589,078 Class B Ordinary Shares outstanding as of September 23, 2024 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Page 2 of 9 Pages

CUSIP No. G6391Y110

1.	Names of Reporting Persons. Tricor Equity Trustee Limited as Trustee of Forestman Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,904,762 Class A Ordinary Shares(1) 11,590,167 Class B Ordinary Shares(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,904,762 Class A Ordinary Shares(1) 11,590,167 Class B Ordinary Shares(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,904,762 Class A Ordinary Shares(1) 11,590,167 Class B Ordinary Shares(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%(3) (representing 36.9%(2)(3) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) OO

(1)	Representing 11,904,762 Class A Ordinary Shares directly held by Star Spectrum Capital Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Forestman Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited, in which Mr. Qifeng Sun is the settlor and investment manager.

(2)

Representing 11,590,167 Class B Ordinary Shares directly held by Star Spectrum Capital Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Forestman Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited, in which Mr. Qifeng Sun is the settlor and investment manager. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 15 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(3)	Based on 102,778,819 outstanding Ordinary Shares as a single class, being the sum of 74,189,741 Class A Ordinary Shares and 28,589,078 Class B Ordinary Shares outstanding as of September 23, 2024 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Page 3 of 9 Pages

CUSIP No. G6391Y110

1.	Names of Reporting Persons. Forestman Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,904,762 Class A Ordinary Shares(1) 11,590,167 Class B Ordinary Shares(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,904,762 Class A Ordinary Shares(1) 11,590,167 Class B Ordinary Shares(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,904,762 Class A Ordinary Shares(1) 11,590,167 Class B Ordinary Shares(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%(3) (representing 36.9%(2)(3) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) OO

(1)

Representing 11,904,762 Class A Ordinary Shares directly held by Star Spectrum Capital Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Forestman Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited, in which Mr. Qifeng Sun is the settlor and investment manager.

(2)

Representing 11,590,167 Class B Ordinary Shares directly held by Star Spectrum Capital Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Forestman Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited, in which Mr. Qifeng Sun is the settlor and investment manager. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 15 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(3)	Based on 102,778,819 outstanding Ordinary Shares as a single class, being the sum of 74,189,741 Class A Ordinary Shares and 28,589,078 Class B Ordinary Shares outstanding as of September 23, 2024 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Page 4 of 9 Pages

CUSIP No. G6391Y110

1.	Names of Reporting Persons. Star Spectrum Capital Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,904,762 Class A Ordinary Shares(1) 11,590,167 Class B Ordinary Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,904,762 Class A Ordinary Shares(1) 11,590,167 Class B Ordinary Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,904,762 Class A Ordinary Shares(1) 11,590,167 Class B Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%(3) (representing 36.9%(2)(3) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) CO

(1)	Representing 11,904,762 Class A Ordinary Shares directly held by Star Spectrum Capital Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Forestman Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited, in which Mr. Qifeng Sun is the settlor and investment manager.
(2)	Representing 11,590,167 Class B Ordinary Shares directly held by Star Spectrum Capital Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Forestman Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited, in which Mr. Qifeng Sun is the settlor and investment manager. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 15 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.
(3)	Based on 102,778,819 outstanding Ordinary Shares as a single class, being the sum of 74,189,741 Class A Ordinary Shares and 28,589,078 Class B Ordinary Shares outstanding as of September 23, 2024 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Page 5 of 9 Pages

CUSIP No. G6391Y110

Introduction

This amendment to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 22, 2023, as amended and supplemented by the Amendment No. 1 filed with the Commission on February 5, 2024 (the “Original Schedule 13D,” as amended and supplemented by this Amendment No. 1, the “Schedule 13D”) by each of Qifeng Sun, Tricor Equity Trustee Limited as Trustee of Forestman Trust, Forestman Trust and Star Spectrum Capital Ltd and relates to Class A ordinary shares, par value $0.0002 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.0002 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Shares”) of Nano Labs Ltd, a Cayman Islands exempted company (the “Issuer”).

This Amendment No.1 is being filed to report the subscription of 9,031,199 Class A Ordinary Shares by Star Spectrum Capital Ltd on September 23, 2024.

Except as provided herein, this Amendment No.2 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.2 have the meanings ascribed to them in the Original Schedule 13D, as amended.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended by replacing the last paragraph in its entirety as follows:

The principal executive offices of the Issuer are located at China Yuangu Hangang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, People’s Republic of China (the “PRC”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended:

1.	Mr. Qifeng Sun, citizen of People’s Republic of China, with his business address at China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, People’s Republic of China;

2.	Tricor Equity Trustee Limited, a company incorporated and existing under the laws of British Virgin Islands, with its principal business address at 5/F, Manulife Place, 348 Kwun Tong Road, Road Town, Kowloon, Hong Kong, and its principal business in trustee services;

3.	Forestman Trust, an irrevocable discretionary trust established under the laws of British Virgin Islands, with its trustee’s business address at 5/F, Manulife Place, 348 Kwun Tong Road, Road Town, Kowloon, Hong Kong and principal business in investment holding; and

4.	Star Spectrum Capital Ltd, a company incorporated and existing under the laws of British Virgin Islands, with its registered address at Intershore Consult Ltd. of Intershore Chambers, Road Town, Tortola, British Virgin Island, and its principal business in investment holding.

Mr. Qifeng Sun, Tricor Equity Trustee Limited as Trustee of Forestman Trust, Forestman Trust and Star Spectrum Capital Ltd are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons as of the date hereof is set forth on Schedule A.

During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

In August and September 2024, the Issuer entered into certain agreements with Mr. Qifeng Sun (the “Lender”), who provided interest-free loans in the total amount of US$2.75 million (the “Loans”), among which US$0.75 million will become due on August 26, 2025 and US$2 million will become due on September 6, 2025.

On September 20, 2024, the Issuer entered into a subscription agreement with the Lender, to convert the interest-free loans from them in an aggregated amount of US$2.75 million into 9,031,199 Class A ordinary shares in lieu of repayment of the Loans. According to the subscription agreement entered into among the Issuer and the Lender, a total of 9,031,199 Class A ordinary shares of the Issuer were issued to the Lender at a per share price of US$0.3045, being the average closing price over the previous 10 trading days as of September 19, 2024. The conversion was closed on September 23, 2023 and the Company was released from any future liabilities or obligations under the terms of the Loans.

Page 6 of 9 Pages

CUSIP No. G6391Y110

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (b) of this Schedule 13 D are hereby amended by incorporating by reference the responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement dated September 24, 2024 by and among the Reporting Persons

99.2*	Promissory Note Termination Agreement dated September 5, 2023 by and among the Issuer and SMALL ART LTD., SPACE EXPLORATION JP LTD. and STAR SPECTRUM FUND PTE. LTD

99.3*	Subscription Agreement dated September 5, 2023 by and among the Issuer and JIANPING KONG LTD and Star Spectrum Capital Ltd

99.4	Promissory Note Termination Agreement dated September 20, 2024 by and among the Issuer and Mr. Qifeng Sun

99.5	Subscription Agreement dated September 20, 2024 by and among the Issuer and NLABS FUND PTE LTD. and Star Spectrum Capital Ltd

*	Previously filed

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2024

Qifeng Sun

By:	/s/ Qifeng Sun
Name:	Qifeng Sun

Tricor Equity Trustee Limited

By:	/s/ Li Yan Wing Rita
Name:	Li Yan Wing Rita
Title:	Director

Forestman Trust

By:	/s/ Tricor Equity Trustee Limited as trustee of Forestman Trust
Name:	Li Yan Wing Rita
Title:	Director of Tricor Equity Trustee Limited

Star Spectrum Capital Ltd

By:	/s/ Qifeng Sun
Name:	Qifeng Sun
Title:	Director

Page 8 of 9 Pages

SCHEDULE A

Tricor Equity Trustee Limited

Director	Business Address	Present Principal Employment	Citizenship
Nicholas Andrew Messum	2/F, Palm Grove House, P.O. 3340, Road Town, Tortola, British Virgin Islands	Director of Tricor Equity Trustee Limited	British

Ted Francis	2/F, Palm Grove House, P.O. 3340, Road Town, Tortola, British Virgin Islands	Director of Tricor Equity Trustee Limited	British Overseas Territories

Li Yan Wing Rita	5/F, Manulife Place, 348 Kwun Tong Road, Road Town, Kowloon, Hong Kong	Director of Tricor Equity Trustee Limited	Hong Kong SAR, China

Lee Mei Yi	5/F, Manulife Place, 348 Kwun Tong Road, Road Town, Kowloon, Hong Kong	Director of Tricor Equity Trustee Limited	Hong Kong SAR, China

Forestman Trust

Investment manager and settlor	Business Address	Present Principal Employment	Citizenship
Qifeng Sun	China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, People’s Republic of China	Vice Chairman of Nano Labs Ltd.	PRC

Star Spectrum Capital Ltd

Director	Business Address	Present Principal Employment	Citizenship
Qifeng Sun	China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, People’s Republic of China	Vice Chairman of Nano Labs Ltd.	PRC

Page 9 of 9 Pages